SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 31, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Executive Share Option Plan 2001

Scottish Power plc ("the Company")  announces that on 26 May 2006, Terry Hudgens exercised  options under the  ScottishPower  Executive
Share Option Plan 2001 (ExSOP) over a total of 116,584 Ordinary shares of 42p each at a price of $5.8875 per share.

Subsequently 116,584 Ordinary Shares of 42p each, arising from this exercise, were sold at $10.56 per share.

As a result,  Terry Hudgens' total interest in the Ordinary share capital of Scottish Power plc is 60,320 shares,  representing  0.004%
of the shares in issue.

Donald McPherson, Deputy Company Secretary

Telephone: 0141 566 4798

31 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 31, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary